SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended        December 31, 2002

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-29040

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

           Savings Plan for Employees of Fidelity Federal Bank & Trust

         B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            Fidelity Bankshares, Inc.
                                205 Datura Street
                         West Palm Beach, Florida 33401

       SAVINGS TRUST FOR EMPLOYEES OF
       FIDELITY FEDERAL BANK & TRUST


       Financial Statements for the Years Ended December 31, 2002 and 2001 and Supplemental Schedule for the Year Ended
       December 31, 2002 and Independent Auditors' Report

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL bANK & TRUST

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                            Page

INDEPENDENT AUDITORS' REPORT                                                 1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2002 AND 2001
  AND FOR THE YEARS THEN ENDED:

   Statements of Net Assets Available for Benefits                           2

   Statements of Changes in Net Assets Available
     for Benefits                                                            3

   Notes to Financial Statements                                             4

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2002 AND FOR
  THE YEAR THEN ENDED:

   Schedule H, Part IV, Line 4i - Supplemental Schedule of Assets
     Held for Investment Purposes                                            8



Schedules not filed herewith are omitted because of the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


To the Trustees and Participants of the Savings Trust for Employees of Fidelity Federal Bank & Trust:

We have audited the accompanying statements of net assets available for benefits of the Savings Trust for Employees of Fidelity Federal Bank and Trust (the "Plan") as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ DELOITTE & TOUCHE LLP
Certified Public Accountants
West Palm Beach, Florida

June 9, 2003


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                                 2002            2001
ASSETS:
  Cash                                                       $   109,842     $   137,540
  Investments at fair value:
    Fidelity Bankshares, Inc. common stock
      (cost - $7,512,307 in 2002 and $6,167,167 in 2001)      14,605,290      12,233,547
    Mutual funds (cost - $5,814,657 in 2002
      and $4,778,786 in 2001)                                  4,819,159       4,389,873
    Charles Schwab Money Funds
      (at cost which approximates fair value)                    591,476         572,588
    Participants' notes receivable                               808,571         657,534
  Accrued income receivable                                       81,594          76,385
                                                             -----------     -----------
      Total assets                                            21,015,932      18,067,467

LIABILITIES:
  Miscellaneous liabilities                                          327          42,374
                                                             -----------     -----------
      Total liabilities                                              327          42,374
                                                             -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS                            $21,015,605     $18,025,093
                                                             ===========     ===========
See notes to financial statements

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------

                                                          2002            2001

ADDITIONS:
  Investment income:
    Dividends and interest                           $   445,128     $   410,152
    Net appreciation in fair value of investments        437,273       5,601,108
                                                     -----------     -----------
           Total investment income                       882,401       6,011,260
                                                     -----------     -----------
  Contributions:
    Participants                                       1,796,686       1,567,040
    Matching from employer                               564,912         486,433
                                                     -----------     -----------
           Total contributions                         2,361,598       2,053,473
                                                     -----------     -----------
           Total                                       3,243,999       8,064,733

DEDUCTIONS:
  Benefit payments                                       253,487         403,221
                                                     -----------     -----------
INCREASE IN NET ASSETS                                 2,990,512       7,661,512

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                   18,025,093      10,363,581
                                                     -----------     -----------
NET ASSETS AVAILABLE FOR BENEFITS,
  END OF YEAR                                        $21,015,605     $18,025,093
                                                     ===========     ===========

See notes to financial statements

SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL SAVINGS BANK OF FLORIDA

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002 AND 2001
--------------------------------------------------------------------------------


1. DESCRIPTION OF THE PLAN

      The following description of the Savings Trust for Employees of Fidelity Federal Bank & Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the provisions.

      General - The Plan was established, effective January 1, 1988, by the Board of Directors of Fidelity Federal Bank & Trust. The purpose of the Plan is to receive, hold and administer all monies and properties and to implement the provisions relating to the Plan.

      The Plan was formed for substantially all employees ("Participants") of Fidelity Federal Bank & Trust and subsidiaries (the "Employer"). The Plan was established as a defined contribution plan exempt from income taxes under Section 401(k) of the Internal Revenue Code and has received a favorable determination of exempt status from the U.S. Treasury
      Department. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Membership in the Plan is voluntary for employees who have attained age 21 and have earned ninety days of vesting service.

      In December 2000, a Company Pension Contribution provision was added to the Plan for eligible employees hired subsequent to December 31, 2000, as these employees are not eligible for the Employer's defined benefit plan. The Employer's defined benefit plan is available only to employees hired prior to January 1, 2001.

      Participant and Employer Matching Contributions - Employees may contribute between 1% and 25% of their base compensation to the Plan ("Participants' Contributions") during the year, subject to certain limitations. The Participants' Contributions are not subject to state or federal income taxes until withdrawn in the future. For all eligible Participants actively employed at the end of each calendar quarter during the year, the Employer provides a matching contribution equal to 50% of the Participant's Contribution for that quarter, up to the lesser of the Participant's Contribution, 6% of base salary, or an aggregate of $11,000 for the year. Contributions in excess of six percent of the Participant's annual compensation are not eligible for Employer Matching Contributions. The Employer begins providing matching contributions to a Participant's account on the first January 1 or July 1 coinciding with or next following the Participant's completion of 1,000 hours of service.

      Company Pension Contributions - For eligible employees hired subsequent to December 31, 2000, the Employer provides a Company Pension Contribution equal to a percentage of the Participant's earnings based on years of service according to the following schedule:

      Years of Service                                   Contribution Percentage


      Less than 7 years                                            3%
      7 years but less than 14 years                               4%
      14 or more years                                             5%


      The contribution percentage is changed annually on January 1 of each Plan year based on the years of service earned by the Participant as of December 31 of the immediately prior Plan year. To receive a Company Pension Contribution for the Plan year, the Participant must (1) be eligible to receive Company Pension Contributions, (2) be employed on December 31 of such Plan year, and (3) have completed at least 1,000 service hours in the Plan year, terminated employment by reason of death or long-term disability, or terminated employment with the company after attainment of age 55 and completion of at least five years of service.

      Participant Accounts - The Plan provides for Participant directed accounts into an employer stock fund and several mutual funds and Charles Schwab Money Funds. Each Participant's account is credited with the Participant's Contribution and an allocation of (a) the Employer Matching Contribution,
      (b) the Company Pension Contribution, (c) Plan earnings, and (d) forfeitures of terminated Participants' non-vested accounts. Allocations are based on Participant earnings and account balances, as defined. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant's vested account.

      Investments - Participants may elect that their contributions be invested in increments of one percent of the total in one of fourteen funds, including Fidelity Bankshares, Inc. common stock, Oakmark Fund, Heartland Value Fund, Janus Worldwide Fund, Janus Flexible Income Fund, Janus Twenty Fund, Federated Kaufmann Fund Class K, Schwab Value Advantage Money Fund, Vanguard Wellington Fund, Vanguard Index Trust 500 Portfolio, Schwab Institutional Advantage Money Fund, Pimco Renaissance Fund Class B, First Eagle Sogen Overseas Fund, and Janus Advisor Core Equity Fund. Participants may change their investment options at any time.

      Participants' Notes Receivable - Participants may borrow from their accounts a minimum of $1,000 and a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participants' loan fund. Loan terms range from one to five years, unless for the purchase of a primary residence, in which case the term may extend to 15 years. The loans are secured by the balance in the Participant's account and bear interest at prime rate plus one-half percent at the beginning of the quarter the loan is made. Principal and interest are paid ratably through payroll deductions. At December 31, 2002, 101 participants had outstanding loans classified as notes receivable totaling $808,571 at interest rates ranging from 4.75% - 10.00%. At December 31, 2001, 86 participants had outstanding loans classified as notes receivable totaling $657,534 at interest rates ranging from 5.25% - 10.00%.

      Administration - The Administrative Committee, as appointed by the Board of Directors of the Employer, is the Plan's governing body and is responsible for administration of the Plan and all questions concerning the interpretation and application of the Plan. The Employer pays only the costs of operating the Plan.

      Distributions - Distributions of Participant account balances are made upon attainment of normal or early retirement age, termination of employment, total and permanent disability, or death. Terminated Participants with less than sixty months of service receive the value of their contributions and their vested percentage of Employer Matching Contributions; the balance of the account is forfeited and applied to the Employer Matching Contribution for all other Plan Participants in that year.

      Vesting - Participants' own contributions to the Plan and their related investment earnings are fully vested at all times. Participants become vested in Employer Matching Contributions and Company Pension Contributions, and their related investment earnings according to the following schedule:


                                                                          VESTED
      YEARS OF SERVICE                                                   PERCENT

      Employer Matching Contribution

      Less than 1 year                                                      0%
      1 year                                                               20%
      2 years                                                              40%
      3 years                                                              60%
      4 years                                                              80%
      5 years or more                                                     100%

      Company Pension Contribution

      Less than 5 years                                                     0%
      5 years or more                                                     100%


      Years of service for vesting are calendar years in which Participants are credited with at least 1,000 hours of service, counted from date of employment. Employer Matching Contributions and Company Pension Contributions automatically become fully vested upon retirement at age 65, death or disability prior to age 65, or termination of the Plan.

      Plan Termination - The Plan may be amended or terminated at any time. In the event of termination, all account balances become fully vested.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      The following is a summary of significant accounting policies:

      Basis  of  Presentation  -  The  accompanying   financial  statements  are
      presented on the accrual basis of accounting.

      Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

      Investments - Investments are carried at fair value. Gains or losses on sales of investments are determined by the specific identification method and are recognized as of the trade date. The cost of the temporary investment accounts, Schwab Value Advantage Money Fund and Schwab International Advantage Money Fund approximate fair value due to their liquid nature. The fair values of the mutual funds and common stock were determined using closing market quotations at year end. Participant loans are recorded at the loan balance, which approximates fair value.

      Gain or loss on sales of investments is based on specific identification and is included in the net appreciation of investments. Dividend income is recorded on the ex-dividend date. Interest income is recorded as earned on an accrual basis. Benefits are recorded when paid.

      Income Taxes - The Internal Revenue Service has determined and informed the Employer by a letter dated December 17, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter; however, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

      Benefits Payable - As of December 31, 2002 and 2001, benefits of $589,288 and $483,734, respectively, were due to Participants who have withdrawn from participation in the Plan.

      Forfeitures - During the years ended December 31, 2002 and 2001, participants who were not fully vested and incurred a break in service forfeited non-vested benefits. Forfeited amounts totaled $9,780 and $7,767 for the years ended December 31, 2002 and 2001, respectively. These forfeitures were used to reduce Employer Matching Contributions.

      Miscellaneous Liabilities - Miscellaneous liabilities include (1) miscellaneous liabilities of the Plan to the Participants and (2) the Plan's obligation to purchase investments where the trade date is prior to, and the settlement date is subsequent to, the closing of the reporting period.


3. INVESTMENTS

      Investments in excess of five percent of net assets available for benefits at December 31, 2002 and 2001, valued at fair value, are as follows:


        Description                                     2002            2001

        Fidelity Bankshares, Inc. common stock      $ 14,605,290    $ 12,233,547


      During 2002 and 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $437,273 and $5,601,108, respectively, as follows:


                                                        2002            2001

        Fidelity Bankshares, Inc. common stock      $ 1,389,767     $ 5,885,976
        Mutual funds                                   (952,494)       (284,868)
                                                    -----------     -----------
                                                    $   437,273     $ 5,601,108
                                                    ===========     ===========


   4. RELATED PARTY TRANSACTIONS

      At December 31, 2002, the Plan owned 815,938 shares of common stock of Fidelity Bankshares, Inc. which had a cost and fair value of $7,512,307 and $14,605,290, respectively. During the years ended December 31, 2002 and 2001, dividend income of $318,388 and $296,839, respectively, was earned on these investments.


                                    * * * * *


SAVINGS TRUST FOR EMPLOYEES OF
FIDELITY FEDERAL BANK & TRUST

SCHEDULE  H,  PART  IV,  LINE 4i -  SUPPLEMENTAL  SCHEDULE  OF  ASSETS  HELD FOR
INVESTMENT PURPOSES DECEMBER 31, 2002
--------------------------------------------------------------------------------



                                                        Current                Shares
           Identity of Issuer                          Description              Held             Cost             Value


*     Fidelity Bankshares, Inc.                       Common stock             815,938       $ 7,512,307       $14,605,290
                                                                                             -----------       -----------

      Federated Kaufmann Fund Class K                 Mutual fund              114,774           549,027           395,971
      First Eagle Sogen Overseas Fund                 Mutual fund                6,688            87,792            88,955
      Heartland Value Fund                            Mutual fund               13,494           482,026           424,507
      Janus Advisor Core Equity Fund                  Mutual fund                1,648            22,393            22,046
      Janus Flexible Income Fund                      Mutual fund               38,503           361,482           370,788
      Janus Twenty Fund                               Mutual fund               13,175           407,603           382,212
      Janus Worldwide Fund                            Mutual fund               19,634           934,442           630,850
      Oakmark Fund                                    Mutual fund               22,625           774,580           680,566
      Pimco Renaissance Fund Class B                  Mutual fund                3,222            59,162            46,972
      Vanguard Index Trust 500 Portfolio              Mutual fund               10,924         1,130,665           886,479
      Vanguard Wellington Fund                        Mutual fund               36,230         1,005,485           889,813
                                                                                             -----------       -----------
               Total mutual funds                                                              5,814,657         4,819,159
                                                                                             -----------       -----------


      Schwab Institutional Advantage Money Fund       Money funds                    5                 5                 5
      Schwab Value Advantage Money Fund               Money funds              591,471           591,471           591,471
                                                                                             -----------       -----------
               Total money funds                                                                 591,476           591,476
                                                                                             -----------       -----------
      Loan Fund                             Participants' Notes Receivabl      808,571           808,571           808,571
                                                                                             -----------       -----------

               Total investments                                                             $14,727,011       $20,824,496
                                                                                             ===========       ===========
*   Party-in-interest


                                   SIGNATURES


         The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                           SAVINGS PLAN FOR EMPLOYEES OF
                                           FIDELITY FEDERAL BANK & TRUST

                                           FIDELITY FEDERAL BANK & TRUST
                                           PLAN ADMINISTRATOR




Date: June 30, 2003                        By: /s/ Robert L. Fugate
                                              ----------------------------------
                                              Name:  Robert L. Fugate
                                              Title: Executive Vice President